PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated July 28, 2004)	Registration No. 333-116992

$50,000,000

Contingent Convertible Subordinated Notes

2,857,143 Shares

Common Stock

EPIQ SYSTEMS, INC.

This prospectus supplement supplements our prospectus dated July 28, 2004, relating to the offer and sale from time to time by certain of our securityholders of up to $50,000,000 aggregate principal amount of our 4.00% contingent convertible subordinated notes due June 15, 2007, and the shares of our common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The securities offered hereby involve significant risks and uncertainties.  These risks are described under the caption “Risk Factors” beginning on page 6 of the prospectus.  You should consider these Risk Factors before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2006.

SELLING SECURITY HOLDERS

The table below supplements the table of selling securityholders contained in the section of the prospectus captioned “Selling Securityholders.”  Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes the information set forth in the prospectus.

The following table is based solely on information provided by the selling securityholders.  This information represents the most current information provided to us by selling securityholders.  The table below and the table in the prospectus may not reflect the exact principal amount of notes or number of shares of our common stock beneficially owned by the selling securityholders identified in the table because, since the date on which they provided the information regarding their ownership of those securities in the table, those securityholders may have acquired additional notes or shares of common stock issuable upon conversion of the notes or those securityholders may have sold, transferred or otherwise disposed of all or a portion of those securities.  However, no selling securityholder may use the prospectus, as supplemented by this prospectus supplement, to offer or sell an aggregate principal amount of notes or a number of shares of common stock issuable upon conversion of the notes that exceeds the amount or number indicated with respect to that securityholder in the table below and the table in the prospectus.

Name	Aggregate Principal Amount of Notes Prior to the Offering	Aggregate Principal Amount of Notes that May be Sold	Number of Shares Beneficially Owned Prior to the Offering (1)	Maximum Number of Shares Registered Hereby	Beneficial Ownership After the Offering (2)

Riverview Group, LLC (3)	$15,000,000	$15,000,000	-0-	857,143	-0-

Highbridge International LLC (4)	25,000,000	25,000,000	-0-	1,428,571	-0-

(1)                      The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  The information in the accompanying table is current as of March 1, 2006.

(2)                      Assumes the sale of all the notes and shares of common stock offered by this prospectus supplement.  We are unable to determine the exact number of notes and shares that will actually be sold pursuant to the prospectus and this prospectus supplement.

(3)                      The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”).  Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview.  Israel A. Englander (“Mr. Englander”) is the sole managing member of Millennium Management.  As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management.  The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

(4)                      Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and consequently has voting control and investment discretion over securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

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AMENDMENT OF THE NOTES

By amendment to our notes, effected December 15, 2005, among us and the Holders of our notes, certain material definitions in the notes have been altered.  The information below supplements that information contained in the section of the prospectus captioned “Description of the Notes.”

The “Senior Indebtedness Cap,” as described in the definition of “Senior Indebtedness,” has been amended to be calculated as the product of (i) 3.0 (previously 2.5) and (ii) EBITDA.  The definition of Senior Indebtedness, as amended, reads as follows:

“Senior Indebtedness” means the principal of (and premium, if any), interest on, and all fees and other amounts (including, without limitation, any reasonable costs, enforcement expenses (including reasonable legal fees and disbursements), collateral protection expenses and other reimbursement or indemnity obligations relating thereto) payable under the agreements or instruments evidencing, any unaffiliated, third-party Indebtedness of the Company and its Subsidiaries, whether now existing or hereafter arising (together with any renewals, refundings, refinancings or other extensions thereof), which is not made expressly subordinate in right of payment to the Indebtedness evidenced by this Note and the Other Notes, provided that the aggregate amount of such Senior Indebtedness (taking into account the maximum amounts which may be advanced under the loan documents evidencing such Senior Indebtedness) does not as of the date on which such Senior Indebtedness is incurred exceed the product of (i) 3.0 and (ii) EBITDA (the “Senior Indebtedness Cap”).  Without limitation of the generality of the foregoing and subject to the Senior Indebtedness Cap, Senior Indebtedness shall include the obligations of the Company to its current senior secured lender, LaSalle Bank, N.A. and any participants with LaSalle Bank, N.A. in such Indebtedness (the “Senior Bank Obligations”), and the Senior Bank Obligations are designated as Senior Indebtedness.  The Company may from time to time designate by written notice to the Holder the obligations, in addition to the Senior Bank Obligations, which constitute Senior Indebtedness, and, provided that, at the time that the Senior Indebtedness is incurred (or a commitment to lend any Senior Indebtedness is made), the aggregate Senior Indebtedness of the Company does not exceed the Senior Indebtedness Cap, Senior Indebtedness so designated shall continue to be Senior Indebtedness notwithstanding any subsequent decline in the Company’s EBITDA.

Additionally, one of the enumerated events of default in the definition of “Event of Default” has been amended to read in its entirety as follows:

(xiii)         either of (x) the Total Debt to Total Capitalization Ratio shall exceed .60:1.00 (previously ..55:1.00) or (y) the Total Debt to EBITDA Ratio shall exceed 4.00:1.00 (previously 3.50:1.00).

All other enumerated Events of Default remain unchanged.

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